EXHIBIT 6(b)

                                     FORM OF
                      TAX ALLOCATION AND SERVICES AGREEMENT


        THIS AGREEMENT made as of this _____ day of __________, 1997, by and between InvestorsBancorp, Inc. ("IBC"), and InvestorsBank ("Bank").

        WHEREAS, the Bank is a wholly-owned subsidiary of IBC; and

        WHEREAS, IBC and the Bank wish to preserve the economic rights and privileges which would accrue to each from the filing of consolidated state and federal income tax returns and to set forth the agreement between them regarding those rights and privileges.

        NOW, THEREFORE, in consideration of the promises and mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

        1. Consolidated Return. IBC and the Bank will file consolidated state and federal income tax returns for the taxable year ending 1997 and for any subsequent taxable period for which IBC and the Bank are required or permitted to file a consolidated return. IBC and the Bank agree to file such consents and other documents and take such action as may be necessary to carry out the provision of this paragraph.

        2.   Calculation of Separate Corporate Income Tax Liability.

        2.1 Beginning with the tax year 1997 and each tax year thereafter, the Bank will calculate its state and federal income tax liability at its pro rata portion of the consolidated state and federal income tax liability, and not as if it were to file separate state and federal income tax returns for such periods.

        2.2 In computing the Bank's pro rata portion of the consolidated state and federal income tax liability:

             a. The Bank's pro rata portion of the consolidated state and federal income tax liability will be based on its percentage of taxable income to consolidated taxable income, but shall not exceed 100% of consolidated taxable income. Notwithstanding anything to the contrary contained in this Agreement, the tax liability of the Bank shall not exceed, but may be less than, the amount of tax the Bank would have paid had the Bank filed a separate tax return.

             b. Any dividends received by IBC will be assumed to qualify for the 100% dividend received deduction of section 243 of the Internal Revenue Code (the "Code") or shall be eliminated from such calculation in accordance with IRS Regulation Section 1.1502-14(a)(1).

             c. Limitations on the calculation of a deduction or the utilization of credits or the calculation of a liability should be made on a consolidated basis.

             d. If the Bank has a taxable loss it will receive the benefit on a pro rata basis only to the extent a consolidated benefit is booked. Notwithstanding the foregoing, if the Bank has a tax loss, the benefit the Bank receives shall not be less than the benefit it would have received if it had filed a separate tax return. To the extent a deduction is not allowed or income is excluded on a consolidated basis, such item of expense or income shall be excluded in determining taxable income on a pro rata basis.

             e.   The direct off-sets to tax liability provided for in
                  section 46 of the Code shall be allocated to the entity which generated the credit to the extent such credit is utilized on a consolidated basis.

             f. In calculating any carryback or carryover of net operating losses, adjustments shall be to such prior or subsequent year's consolidated tax liability as determined under section 172(b)(1) of the Code.

        3.   Method of Payment.

        3.1 If the Bank is subject to state and federal income tax liability as computed under paragraph 2 above, the Bank shall pay such sum in cash to IBC.

        3.2 If the Bank is entitled to a refund of state or federal income tax liability as computed under paragraph 2 above, IBC shall pay such sum in cash to the Bank.

        3.3 IBC agrees to pay the state and federal income tax liability of IBC and the Bank until termination of this Agreement.

        4. Time of Payment. Any amount to be paid by the Bank to IBC or by IBC to the Bank by reason of paragraph 2 above shall be paid one day prior to the date on which settlement of a consolidated tax liability is required to be made by IBC with the appropriate taxing authority for the period in question.

        5. Adjustment of Tax Liability. In the event of any adjustment of the tax liability under the consolidated state and federal income tax returns, by reason of the filing of an amended return or claim for refund, or arising out of an audit by the Internal Revenue Service or other regulatory agency, the liability of IBC and the Bank under this Agreement shall be redetermined after fully giving effect to any such adjustments as if such adjustment had been made as part of the original computation.

        6. Computation of Tax for Statutory and GAAP Purposes. The method for computation of statutory and GAAP tax liability of the Bank will be the same as the computation for corporate income tax liability as specified in paragraph 2 above.

        7. Services to IBC. If requested by IBC, the Bank shall perform accounting services for IBC and shall be reimbursed by IBC on a monthly basis. The Bank shall maintain a record of the actual time spent by its employees in providing such accounting services and shall charge and IBC shall pay on a monthly basis for the actual cost of providing such services. The actual cost shall be the employee's hourly rate, plus a pro rata share of the cost of bonuses and other benefits and perquisites of employment made available to such employee(s).

        8.   Miscellaneous.

        8.1 Captions; Counterparts. Captions in this Agreement are for convenience only and shall not be considered a part hereof or effect the construction or interpretation of any provision hereof. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        8.2 Successors; Assigns. The provision and terms of this Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties to this Agreement.

        8.3 Amendment; Modification. This Agreement may be modified or amended only by written agreement executed by duly authorized officers of both parties.

        8.4 Term. Unless earlier terminated by mutual agreement of the parties, this Agreement shall remain in effect with respect to any year for which consolidated federal income tax returns are filed by IBC and the Bank.

                                 INVESTORSBANCORP, INC.
                                 By


                                 ____________________________________________
                                 Its:  ______________________________

                                 INVESTORSBANK
                                 By


                                 ____________________________________________
                                 Its:  ______________________________